FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 318-6172

Item 2

Date of Material Change

June 15, 2009

Item 3

News Release

Issued June 15, 2009, disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, June 15th, 2009 – Dynamotive Energy Systems Corporation (OTCBB DYMTF) announced that the Company was honored with the 2009 Intergovernmental Renewable Energy Organization (I.R.E.O.) Innovation Award for contribution to global sustainability through the development of its patented fast pyrolysis technology and its efforts in R&D towards the development of synthetic fuels from biomass.

Mr. Richard Lin, Chairman of Dynamotive, accepted the 2009 IREO award on behalf of the Company on June 11th during a ceremony held at the UN headquarters in New York City.  Guests included: Government and Non Government organization officials, Ambassadors, business leaders as well as key representatives from the renewable energy industry.

The award was created to honor innovative leaders that are contributing to the research and development of sustainable energy solutions and is bestowed following a review conducted by a committee chaired by UN Ambassadors and selected experts from recognized and leading international authorities and organizations.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, June 15th, 2009 – Dynamotive Energy Systems Corporation (OTCBB DYMTF) announced that the Company was honored with  the 2009 Intergovernmental Renewable Energy Organization (I.R.E.O.) Innovation Award for contribution to global sustainability through the development of its patented fast pyrolysis technology and its efforts in R&D towards the development of synthetic fuels from biomass.

Mr. Richard Lin, Chairman of Dynamotive, accepted the 2009 IREO award on behalf of the Company on June 11th during a ceremony held at the UN headquarters in New York City.  Guests included: Government and Non Government organization officials, Ambassadors, business leaders as well as key representatives from the renewable energy industry.

The award was created to honor innovative leaders that are contributing to the research and development of sustainable energy solutions and is bestowed following a review conducted by a committee chaired by UN Ambassadors and selected experts from recognized and leading international authorities and organizations.

I.R.E.O. www.ireoigo.org is mobilizing support for programs that aim to: promote conservation; build alliances globally with leading organizations from all sectors focusing on emerging technologies; collaborate with governments to advocate for and utilize proven sustainable technologies; and to facilitate the transition from carbon based energy sources to renewable, particularly in developing nations. Their vision is to build long-term partnerships with communities, governments, the United Nations, private sector, NGO’s, IGO’s, academia and think thanks to bring global sustainability while creating a better and cleaner world.

Please see Dynamotive’s website for photos: www.dynamotive.com.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 318-6172

Item 9

Date of Report

June 15, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION    NEWS RELEASE: JUNE 15, 2009 8:00AM EST

Dynamotive Receives 2009 Intergovernmental Renewable Energy Organization Innovation Award at UN Ceremony

VANCOUVER, BC, CANADA, June 15th, 2009 – Dynamotive Energy Systems Corporation (OTCBB DYMTF) announced that the Company was honored with  the 2009 Intergovernmental Renewable Energy Organization (I.R.E.O.) Innovation Award for contribution to global sustainability through the development of its patented fast pyrolysis technology and its efforts in R&D towards the development of synthetic fuels from biomass.

Mr. Richard Lin, Chairman of Dynamotive, accepted the 2009 IREO award on behalf of the Company on June 11th during a ceremony held at the UN headquarters in New York City.  Guests included: Government and Non Government organization officials, Ambassadors, business leaders as well as key representatives from the renewable energy industry.

The award was created to honor innovative leaders that are contributing to the research and development of sustainable energy solutions and is bestowed following a review conducted by a committee chaired by UN Ambassadors and selected experts from recognized and leading international authorities and organizations.

I.R.E.O. www.ireoigo.org is mobilizing support for programs that aim to: promote conservation; build alliances globally with leading organizations from all sectors focusing on emerging technologies; collaborate with governments to advocate for and utilize proven sustainable technologies; and to facilitate the transition from carbon based energy sources to renewable, particularly in developing nations. Their vision is to build long-term partnerships with communities, governments, the United Nations, private sector, NGO’s, IGO’s, academia and think thanks to bring global sustainability while creating a better and cleaner world.

Please see Dynamotive’s website for photos: www.dynamotive.com.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina.  Its carbon/greenhouse gas neutral fast pyrolysis technology uses high temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil® for power and heat generation.  BioOil can be further converted into transportation fuels.  Fast pyrolysis also produces biochar which the Company markets as CQuest™ Biochar.  It is currently being evaluated by institutions, universities and farmers in the U.S., Canada, and other countries for its ability to sequester carbon while improving crop yields, soil productivity and water quality. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com.

BioOil®  is a registered trademark of Dynamotive Energy Systems Corporation.

Contacts:
Delphin Thebaud
Switchboard:

(703) 336-8450

Fax :

(703) 336-8462

Email:

info@dynamotive.com

Website:

www.dynamotive.com

Disclaimer Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.